UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Rule 14(d)-100

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

TELULAR CORPORATION

(Name of Subject Company (Issuer))

ACP TOWER MERGER SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

ACP TOWER HOLDINGS, LLC

(Name of Filing Person (Offeror))

AVISTA CAPITAL PARTNERS III, L.P.

AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

87970T208

(CUSIP Number of Class of Securities)

Benjamin Silbert

65 E. 55th Street, 18th Floor

New York, NY 10022

Tel: (212) 593-6900

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jai Agrawal

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Phone: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$234,293,725.71	$31,957.66

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) an aggregate of 17,323,991 outstanding shares of common stock, par value $0.01 per share, of Telular Corporation (“Shares”) multiplied by the offer price of $12.61 per Share; (ii) an aggregate of 1,378,602 Shares subject to outstanding stock option grants multiplied by the offer price of $12.61 per Share minus the weighted average exercise price for such options of $6.32 per Share; and (iii) an aggregate of 568,342 Shares subject to other outstanding restricted stock units (assuming unearned performance-based restricted stock units will be settled for the target number of Shares subject to each such award of performance-based restricted stock units) multiplied by the offer price of $12.61 per Share; in each case, as of April 28, 2013, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00013640.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31, 957.66	Filing Party:	ACP Tower Merger Sub, Inc.
ACP Tower Holdings, LLC
Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed on May 10, 2013 (together with this Amendment No. 5 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) by ACP Tower Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”) controlled by Avista Capital Partners III, L.P. and Avista Capital Partners (Offshore) III, L.P. (collectively, the “Sponsors” and, together with Parent and Purchaser, the “Filing Persons”).  This Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (each, a “Share”), of Telular Corporation, a Delaware corporation (“Telular”), at a price of $12.61 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 10, 2013 (as may be amended and supplemented, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented, the “Letter of Transmittal” which, together with the Offer to Purchase, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchaser and Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment No. 5:

ITEM 11.

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by adding the following paragraph as the last paragraph under the heading “Federal Communications Commission Approval”:

“On June 10, 2013, the FCC granted approval for the transfer of control to Parent of any authorization(s) issued by the FCC to Telular or its subsidiaries.  On June 12, 2013, the FCC released public notice of such grant of approval.  Accordingly, the FCC Condition has been satisfied.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2013	ACP TOWER MERGER SUB, INC.

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary

Dated: June 12, 2013	ACP TOWER HOLDINGS, LLC

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary

Dated: June 12, 2013	AVISTA CAPITAL PARTNERS III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel

Dated: June 12, 2013	AVISTA CAPITAL PARTNERS (OFFSHORE) III, L.P.

	By:	Avista Capital Partners III GP, L.P.
	Its:	General Partner

	By:	Avista Capital Managing Member, LLC
	Its:	General Partner

	By:	/S/ BENJAMIN SILBERT

		Name:	Benjamin Silbert

		Title:	Secretary and General Counsel

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated May 10, 2013.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Form of Summary Advertisement as published in The New York Times on May 10, 2013.

(a)(1)(G)*

Form of Notice to Employee Holders of Options and RSUs, sent by Telular Corporation on or about June 4, 201 (incorporated by reference to Exhibit (a)(17) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(H)*

Form of Notice to Employee Holders of Options, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(18) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(I)*

Form of Notice to Employee Holders of RSUs, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(19) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(J)*

Form of Notice to Director Holders of Options and RSUs, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(20) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(1)(K)*

Form of Notice to Director Holders of RSUs, sent by Telular Corporation on or about June 4, 2013 (incorporated by reference to Exhibit (a)(21) to Amendment No. 3 to the Schedule 14D-9 filed with the SEC on June 5, 2013)

(a)(5)(A)*	Press Release, dated May 10, 2013, issued by Avista Capital Partners.

(a)(5)(B)*

Complaint of John Nicholas against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.

(a)(5)(C)*

Complaint of Betzalel Eichenbaum against Telular Corporation, Lawrence S. Barker, Jeffrey Jacobowitz, Betsy Bernard, Joseph A. Beatty, John W. Handy, M. Brian McCarthy, Brian J. Clucas, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Avista Capital Partners, filed in the Court of Chancery in the State of Delaware, dated May 6, 2013.

(a)(5)(D)*

Complaint of John Levin against Lawrence S. Barker, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners III, L.P., Avista Capital Partners (Offshore) III, L.P., ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc. and Telular Corporation, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 6, 2013.

(a)(5)(E)*

Complaint of Jonathan Posell against Telular Corporation, Joseph A. Beatty, Betsy Bernard, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, Jeffrey Jacobowitz, John W. Handy, Avista Capital Holdings, L.P., ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc. filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 7, 2013.

(a)(5)(F)*

Complaint of Bob Berg against Telular Corporation, Avista Capital Partners, ACP Tower Holdings, LLC, ACP Tower Merger Sub, Inc., Joseph A. Beatty, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Betsy Bernard and Jeffrey Jacobowitz, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 2, 2013.

(a)(5)(G)*

Complaint of William D. Henard against Telular Corporation, Joseph A. Beatty, Lawrence S. Barker, Betsy Bernard, Brian J. Clucas, John W. Handy, Jeffrey Jacobowitz, M. Brian McCarthy, Avista Capital Partners, ACP Tower Merger

Sub, Inc. and ACP Tower Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 15, 2013.

(a)(5)(H)*

Complaint of Beth DeNicolo, Brian DeNicolo, and the DeNicolo Family Foundation against Telular Corporation, Brian J. Clucas, Lawrence S. Barker, M. Brian McCarthy, John W. Handy, Joseph A. Beatty, Betsy Bernard, Jeffrey Jacobowitz, ACP Tower Holdings, Llc, ACP Tower Merger Sub, Inc. and Avista Capital Partners, filed in the Circuit Court of Cook County, Illinois, Chancery Division, dated May 28, 2013.

(a)(5)(I)*	Press Release, dated June 5, 2013, issued by Avista Capital Partners.

(b)(1)*	Debt Commitment Letter, dated as of April 29, 2013, by and between SunTrust Bank, SunTrust Robinson Humphrey, Inc. and Parent.

(d)(1)*

Agreement and Plan of Merger, dated as of April 29, 2013, by and among Parent, Purchaser, and Telular (incorporated by reference to Exhibit 2.1 to Telular’s Current Report on Form 8-K, File No. 000-23212, filed with the SEC on May 1, 2013).

(d)(2)*	Limited Guaranty, dated as of April 29, 2013, by Avista Capital Partners (Offshore) III, L.P. and Avista Capital Partners III, L.P., in favor of Telular Corporation.

(d)(3)*	Equity Commitment Letter, dated as of April 29, 2013, by and between Avista Capital Partners (Offshore) III, L.P., Avista Capital Partners, III and Parent.

(g)*	Not applicable.

(h)*	Not applicable.

* Previously Filed